UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) dated November 11, 2013 regarding a relevant matter.

FREE TRANSLATION

Buenos Aires, November 11, 2013

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

Dear Sir,

RE.: Relevant matter according to Article 3, section 21) Chapter I, Title XII CNV Rules

I am writing to you as Chairman of the Board of Directors of Nortel Inversora S.A to attach a free translation of the Press Release Telecom Italia S.p.A. made public today regarding the sale process of the direct and indirect stake held by the Telecom Italia Group in Telecom Argentina.

Sincerely,

Nortel Inversora S.A.

/s/ Patrizio Graziani
Chairman of the Board of Directors

FREE TRANSLATION OF THE PRESS RELEASE MADE PUBLIC BY TELECOM ITALIA SpA

PRESS RELEASE

TELECOM ITALIA: BOARD MEETING ON SALE OF INVESTMENT IN TELECOM ARGENTINA

Rome, 11 November 2013

The Board of Directors of Telecom Italia met today under the chairmanship of Aldo Minucci to further consider the sale process of the Group’s direct and indirect holdings in Telecom Argentina, which had been the subject of discussion at the meeting last Thursday, Nov. 7.

Following such consideration the Board confirms its authorization for management to finalize the sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 11, 2013	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations